UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to Regulation 30 of Listing Regulations, we wish to inform you that the Board of Directors of the Company at their meeting held on May 13, 2021 have approved the following projects:

1.	Capex investment towards infill wells and exploration

The strategic priority for the Oil & Gas business is to increase near term volume through infill wells and add resources through exploration. In order to deliver this, the Board of Directors have approved capex investment (net) of USD 351 million. Of these, USD 203 million have been earmarked for infill wells in the prolific fields viz Mangala, Raageshwari Deep Gas (RDG), Aishwariya Barmer Hill (ABH), Ravva and Cambay. The exploration work program with capex investment of USD 148 million shall be spread across the OALP blocks and PSC blocks in Rajasthan and Ravva.

2.	Jharsuguda, 120 KTPA Billet

120 KTPA Billet capacity expansion at cost of  ₹ 194 Crores which will improve Jharsuguda location VAP capacity to 67%. This project will also help cater the increased demand in the product and will improve the overall premium.

3.	Jharsuguda, 100 KTPA /infra

100 KTPA smelter expansion, subject to requisite Government approvals, at cost of  ₹ 1052 Crores which is required to run operation at 100% pot capacity at Jharsuguda. Business unit will also invest in railway Infrastructure (rail under rail and BTAP) to sustain the increased volume and operation.

4.	BALCO, Rolled Product

Expansion of Rolled Product Capacity at Balco from existing 50 KTPA to 130 KTPA at a cost of  ₹ 348 Crores. With the completion of this project, Balco will be placed in high premium product segment.

5.	Lanjigarh, Refinery Cost Escalation

Expansion of Lanjigarh Alumina Refinery from existing capacity of 2 MTPA to 5 MTPA at a revised cost of  ₹ 4,681 Crores approx., subject to requisite Government approvals.

Completion of this project will place Lanjigarh Alumina Refinery as one of the world’s largest single-location alumina refinery complex.

We request you to kindly take the same on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2021	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
Name: Prerna Halwasiya
Title: Company Secretary & Compliance Officer